# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cheer Holding, Inc., CIK 0001738758
CUSIP: G39973139
Title of class of securities: Class A Ordinary Shares, $0.001 par value
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING, JIUXIANQIAO CHAOYANG DISTRICT, BEIJING, China (F4), 100016
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 129,200; sole dispositive power 0; shared dispositive power 129,200; aggregate amount beneficially owned 129,200 (8.27% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 129,200; sole dispositive power 0; shared dispositive power 129,200; aggregate amount beneficially owned 129,200 (8.27% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 26,200; sole dispositive power 0; shared dispositive power 26,200; aggregate amount beneficially owned 26,200 (1.67% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 26,200; sole dispositive power 0; shared dispositive power 26,200; aggregate amount beneficially owned 26,200 (1.67% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 26,200; sole dispositive power 0; shared dispositive power 26,200; aggregate amount beneficially owned 26,200 (1.67% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 26,200; sole dispositive power 0; shared dispositive power 26,200; aggregate amount beneficially owned 26,200 (1.67% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 155,400; sole dispositive power 0; shared dispositive power 155,400; aggregate amount beneficially owned 155,400 (9.95% of the class)

## Item 1. Issuer
Name of issuer: Cheer Holding, Inc.
Address of issuer's principal executive offices: 19F, BLOCK B, XINHUA TECHNOLOGY BUILDING NO. 8 TUOFANGYING SOUTH RD, JIUXIANQIAO CHAOYANG DISTRICT, BEIJING, CHINA, 100016

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

District 2 Capital Fund LP
Delaware

District 2 Capital LP
Delaware

District 2 GP LLC
Delaware

District 2 Holdings LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of April 27, 2026, Bigger Capital beneficially owned 129,200 Class A Ordinary Shares, including 103,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

As of April 27, 2026, District 2 CF beneficially owned 26,200 Class A Ordinary Shares.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the: (i) 129,200 Class A Ordinary Shares, including 103,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation, beneficially owned by Bigger Capital, and (ii) 26,200 Class A Ordinary Shares beneficially owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Class A Ordinary Shares owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Class A Ordinary Shares beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Class A Ordinary Shares beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 1,562,083 Class A Ordinary Shares issued and outstanding based upon the Issuer's Form 6-K filed with the Securities and Exchange Commission on April 2, 2026.

As of April 27, 2026, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own 8.27% of the outstanding Class A Ordinary Shares, including 103,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation, beneficially owned by Bigger Capital, (ii) each of District 2 CF, District 2, District 2 GP and District Holdings may be deemed to beneficially own 1.67% of the outstanding Class A Ordinary Shares, and (iii) Mr. Bigger may be deemed to beneficially own approximately 9.95% of the outstanding Class A Ordinary Shares, including 103,000 Class A Ordinary Shares issuable upon exercise of Pre-Funded Warrants, which are subject to a 9.99% beneficial ownership limitation, beneficially owned by Bigger Capital.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Bigger Capital and each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by District 2 CF.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. Previously filed.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (04/27/2026)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (04/27/2026)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (04/27/2026)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (04/27/2026)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (04/27/2026)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (04/27/2026)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (04/27/2026)